

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

Via E-mail
Spyros Capralos
Chief Executive Officer
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str.
Maroussi, 15124, Athens, Greece

> **Re: Star Bulk Carriers Corp.**
> **Registration Statement on Form F-1**
> **Filed May 2, 2013**
> **File No. 333-188281**

Dear Mr. Capralos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise the cover page to disclose your most recent stock price and to identify the market on which your common shares are traded.

Questions and Answers Relating to the Rights Offering, page 8

2. Please revise this section to disclose your net losses for your last fiscal year. You may disclose this information in an otherwise appropriate question and answer, such as the third one on page 9.

How was the subscription price of $5.35 per share determined, page 10

3. Please revise this section to disclose the decline in your stock's price over the past several years and discuss how this price drop has informed your current rights offering price.

Risk Factors, page 16

Risks Related to this Rights Offering, page 16

We may be unable to comply with the covenants contained in our loan agreements, page 20

4. Please revise to disclose the current status of the discussed waived and modified financial covenants. In your disclosure, please include a quantitative discussion of your current status as it relates to these covenants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Robert E. Lustrin, Esq.
       Seward & Kissel LLP